April 1, 2005

John Hartz, Senior Assistant Chief Accountant
Tracey Houser, Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:	Donaldson Company, Inc. Form 10-K for the fiscal year ended July 31, 2004 Filed October 7, 2004

Forms 10-Q for the quarters ended October 31, 2004 and January 31, 2005

File No. 1-07891

Dear Mr. Hartz and Ms. Houser:

This letter is in response to your letter dated March 15, 2005 (the “SEC Comment Letter”) regarding the above-mentioned filings. Pursuant to your request, we are responding to comments (1) through (3) set forth in the SEC Comment Letter, in the order in which they appear in that Letter. For your ease of reference, we have reproduced your comments in the text of this letter.

The Company acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the year ended July 31, 2004

MD&A, Results of Operations

1.

We note that you made an adjustment of $3.6 million during the 4th quarter of 2004 for transactions that occurred during fiscal year 2003. In order for us to better understand these adjustments, please provide us with a detailed description and analysis of the adjustments. This analysis should include the as reported and as corrected line items of your consolidated statements of earnings for fiscal years 2004 and 2003 that were affected by the errors and your SAB 99 assessment of materiality.

Donaldson Response – 1

During July of 2003, an inter-company dividend received by one of our subsidiaries (Ultrafilter Germany) was erroneously reported as a credit to expense rather than as miscellaneous income/profit transfer (which is an intercompany account) in our monthly reporting package. The intercompany dividend of 3.1 million Euro was not properly identified in the consolidation process as an intercompany dividend because it was not mapped to an account that would normally be eliminated as part of the monthly close. Therefore, this credit to expense was not eliminated in consolidation.

United States Securities and Exchange Commission
April 1, 2005

After identifying this error in June 2004, we also reviewed other entries associated with the 2003 consolidation process and determined that there was a pension accrual of approximately two hundred thousand Euros recorded twice related to another of the Ultrafilter Germany subsidiaries. This resulted from the accrual being recorded at the local as well as the consolidation level. The adjustment related to these items was recorded during the fourth quarter of 2004, and the matter was fully disclosed in our annual report on Form 10-K for the year ended July 31, 2004.

The following table depicts the impact of the adjustment (collectively the two items identified above totaling 2.9 million Euros are referred to as “the adjustment”) on our Statement of Earnings for the fiscal years ended July 31, 2004 and 2003. Because of movements in the exchange rates, the post tax impact of the adjustment on our Statement of Earnings totaled $2.2 million USD at 2004 exchange rates and $2.0 million USD at 2003 exchange rates. The adjustment was recorded in 2004 at the then current 2004 exchange rates.

Statement of Earnings (in thousands)

	2004 As Reported	2004 As adjusted	% Impact	2003 As Reported	2003 As adjusted	% Impact

Net sales	1,414,980	1,414,980	—	1,218,252	1,218,252	—
Cost of sales	964,539	962,239	(0.2)	827,101	829,201	0.3

Gross margin	450,441	452,741	0.5	391,151	389,051	(0.5)
Selling, general and administrative	279,095	277,795	(0.5)	228,930	230,130	0.5
Research and development	35,374	35,374	—	30,456	30,456	—
Gain on sale of Ome land and building	(5,616)	(5,616)	—	—	—	—

Operating income	141,588	145,188	2.5	131,765	128,465	(2.5)
Interest expense	4,954	4,954	—	5,889	5,889	—
Other (income), net	(5,202)	(5,202)	—	(4,691)	(4,691)	—

Earnings before income taxes	141,836	145,436	2.5	130,567	127,267	(2.5)
Income taxes	35,519	36,919	3.9	35,253	33,953	(3.7)

Net earnings	106,317	108,517	2.1	95,314	93,314	(2.1)

Net earnings per share - diluted	$1.18	$1.20	1.7	$1.05	$1.03	(1.9)

The adjustment represents 2.1% of 2004 and 2003 net earnings, and impacted earnings per share - diluted by 1.7% in 2004 and 1.9% in 2003. The percentage impact on all other financial statement line items was less than 4%. In addition, the annual trend of earnings is not impacted by this adjustment. In taking into account these quantitative factors, as well as the qualitative factors presented in Appendix A, we believe this adjustment is not material.

In addition we have assessed the impact of this adjustment on our quarterly results for the quarters October 31, January 31, April 30, and July 31 as follows:

Statement of Earnings (in thousands)

	As Reported				As Adjusted
	First Quarter 2003	Second Quarter 2003	Third Quarter 2003	Fourth Quarter 2003	Fourth Quarter 2003	% Fourth Quarter Impact
Net sales	301,054	284,447	302,457	330,294	330,294	—
Cost of sales	206,173	193,682	204,226	223,020	225,120	0.9

Gross margin	94,881	90,765	98,231	107,274	105,174	(2.0)
Operating expenses	63,180	62,578	63,454	70,174	71,374	1.7

Operating income	31,701	28,187	34,777	37,100	33,800	(8.9)
Other income, net	(1,581)	(734)	(1,033)	(1,343)	(1,343)	—
Interest expense	1,998	1,521	1,109	1,261	1,261	—

Earnings before income taxes	31,284	27,400	34,701	37,182	33,882	(8.9)
Income taxes	8,447	7,398	9,369	10,039	8,739	(12.9)

Net earnings	22,837	20,002	25,332	27,143	25,143	(7.4)

Net earnings per share - diluted	0.25	0.23	0.28	0.29	0.28	(3.4)

	As Reported				As Adjusted
	First Quarter 2004	Second Quarter 2004	Third Quarter 2004	Fourth Quarter 2004	Fourth Quarter 2004	% Fourth Quarter Impact
Net sales	328,220	332,210	370,588	383,962	383,962	—
Cost of sales	221,643	228,774	250,353	263,769	261,469	(0.9)

Gross margin	106,577	103,436	120,235	120,193	122,493	1.9
Operating expenses	70,884	74,509	82,210	86,866	85,566	(1.5)
Gain on sale of Ome land and building	—	(5,616)	—	—	—	—

Operating income	35,693	34,543	38,025	33,327	36,927	10.8
Other income, net	(387)	(1,025)	(1,285)	(2,505)	(2,505)	—
Interest expense	1,072	1,322	1,272	1,288	1,288	—

Earnings before income taxes	35,008	34,246	38,038	34,544	38,144	10.4
Income taxes	9,452	9,247	8,467	8,353	9,753	16.8

Net earnings	25,556	24,999	29,571	26,191	28,391	8.4

Net earnings per share - diluted	0.28	0.28	0.33	0.29	0.32	10.3

We have evaluated this adjustment in accordance with the guidance in APB No. 28, paragraph 29. On an absolute dollar basis, we believe the adjustment is not material to net earnings for the full fiscal years, nor, as noted above, do we believe it impacts the annual trend of earnings. The adjustment did not change the trend of earnings between the third and fourth quarter of 2004, while changing the 2003 third to fourth quarter trend from a 3.5% increase to essentially flat. While impacting specific line items on the quarterly statements of earnings, we do not believe the adjustment was material to the quarters, representing 7.4% and 8.4% of net earnings for the fourth quarter of 2003 and 2004, respectively, nor was significant to an investor’s understanding of our company.

United States Securities and Exchange Commission
April 1, 2005

We also assessed the impact of this adjustment on our Industrial Products segment, which is disclosed in Note K of our annual report on Form 10-K for the year ended July 31, 2004, noting that the error represented 8.8% and 8.4% of reported segment earnings before income taxes for 2004 and 2003, respectively. In addition the adjustment did not impact the trend of the segment as it reported an increase in earnings both with and without the adjustment in fiscal 2004. We also assesed the impact of the adjustment on our cash flows, noting the adjustment had no impact to annual cash flows from operations in 2004 and 2003.

We discussed our conclusions with our audit committee, and outside legal counsel prior to filing the Form 10-K for fiscal 2004. In addition, we fully discussed this matter with our external auditors and they agreed with our treatment. The out of period correcting entry was recorded in the fourth quarter of 2004, the same period which it was identified. The adjustment is not significant to our July 31, 2004 or 2003 balance sheets as it represents less than 0.5% of our net equity for both periods presented. Appendix A contains the analysis of the SAB 99 qualitative considerations which we considered at the time of the adjustment.

Note L Commitments and Contingencies

2.

Please provide us with a rollforward of your the EPC patent infringement litigation reserve disaggregated by component for each period presented, such as litigation costs and assumed settlements. Tell us and revise future filings to disclose the range of reasonably possible additional loss.

Donaldson Response – 2

Following is a rollforward of the EPC patent infringement litigation reserve for the Company’s fiscal year ended July 31, 2004 and the Company’s quarters ended October 31, 2004 and January 31, 2005. This accrual consists solely of assumed settlement costs. We do not accrue for our future litigation expenses.

(We have supplementally submitted, under separate cover, and are separately requesting confidential treatment with respect to, information regarding the specific details of the rollforward of our litigation reserves and costs that is responsive to the Staff’s comment.)

We have recorded the loss contingency related to the EPC litigation for each of the periods in accordance with Statement on Financial Accounting Standards (SFAS) 5 “Accounting for Contingencies”. The EPC patent infringement litigation reserve is based on the Company’s determination that a loss contingency exists from the EPC patent infringement litigation and that the conditions under paragraph 8 of SFAS No. 5 are met.

(We have supplementally submitted, under separate cover, and are separately requesting confidential treatment with respect to, information regarding the details of our EPC accrual that is responsive to the Staff’s comment.)

You have also requested that we tell you and revise future filings to disclose the range of reasonably possible additional loss for the EPC litigation. The Company has recorded the good faith estimate of the amount of loss under SFAS 5. We will include disclosure in future filings on the range of reasonably possible additional loss for the EPC litigation. The following information provides further detail on the range of reasonably possible additional loss which we will include in future filings:

The range of reasonably possible additional loss to the Company goes from no loss up to a loss of the entire amount of the judgment to the extent that it is in excess of the amount reserved by the Company. While it is not possible to predict the outcome of the legal proceedings, an unfavorable outcome could result in a range of additional losses up to approximately $12 million.

United States Securities and Exchange Commission
April 1, 2005

Item 9A. Controls and Procedures

3.

We note your statement that your chief executive officer and your chief financial officer concluded that “the Company’s disclosure controls and procedures were adequately designed to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms.”

•

It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are effective. Please amend this filing and all subsequent filings to address your officers’ conclusions regarding the effectiveness of your disclosure controls and procedures. Refer to Item 307 of Regulation S-K for guidance.

•

Amend this filing and all subsequent filings to clarify that your certifying officers also concluded that your disclosure controls and procedures are effective, if true, to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Refer to Exchange Act Rule 13a-15(e) for guidance.

Donaldson Response – 3

We affirm that our chief executive officer and our chief financial officer have concluded that the company’s disclosure controls and procedures are effective as of each of the respective evaluation dates for the periods in question. In addition, those controls are effective at ensuring information required to be disclosed in the reports that we file or submit under the Exchange Act are accumulated and communicated to our management, including our chief executive officer and chief financial officer to allow timely decisions regarding required disclosures. The language set forth in our Item 9A (10-K) and Item 4 (10-Q) responses with respect to disclosure controls and procedures was prepared in good faith and intended to convey our compliance with the disclosure obligations under Rule 13a-15(e).  We believed that we were fully complying in good faith with that Rule.  However, in light of the Staff’s comments, we intend to revise the second sentence of Item 9A (10-K) and Item 4 (10-Q) in all future filings (assuming that it is accurate with respect to the period in question) to read as follows:

“Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the Evaluation Date, the Company’s disclosure controls and procedures were effective at alerting them on a timely basis of material information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act.”

For the reasons noted above, we will reflect this clarifying disclosure in future filings and respectfully request your concurrence that it is not necessary for us to amend prior filings for this matter.

United States Securities and Exchange Commission
April 1, 2005

If you have any further questions, please contact the undersigned at (952) 887-3505 (phone) or (952) 703-4556 (fax).

Sincerely,

/s/ Thomas R. VerHage

Thomas R. VerHage
Vice President and Chief Financial Officer

Appendix A

SAB 99 Considerations on Ultrafilter 2003 Adjustment

In assessing the impact of this adjustment, we looked to the guidance in the Securities and Exchange Commission’s (“SEC’s”) Staff Accounting Bulletin (SAB) No. 99, “Materiality”. This SAB expresses the SEC Staff’s view that registrants cannot rely exclusively on quantitative benchmarks or “rules of thumb” in determining that a misstatement is not material. The guidance indicates:

“One rule of thumb in particular suggests that the misstatement or omission of an item that falls under a 5% threshold is not material in the absence of particularly egregious circumstances, such as self-dealing or misappropriation by senior management. The staff reminds registrants and the auditors of their financial statements that exclusive reliance on this or any percentage or numerical threshold has no basis in the accounting literature or the law. The use of a percentage as a numerical threshold, such as 5%, may provide the basis for a preliminary assumption that – without considering all relevant circumstances – a deviation of less than the specified percentage with respect to a particular item on the registrant’s financial statements is unlikely to be material. The staff has no objection to such a “rule of thumb” as an initial step in assessing materiality. But quantifying, in percentage terms, the magnitude of a misstatement is only the beginning of an analysis of materiality; it cannot appropriately be used as a substitute for a full analysis of all relevant considerations. Materiality concerns the significance of an item to the users of a registrant’s financial statements. A matter is “material” if there is a substantial likelihood that a reasonable person would consider it important.”

We have assessed both the quantitative and qualitative factors as follows:

Quantitative Factors

The amount of the error is below the accepted “rule of thumb”, and as such this adjustment is not material to the 2003 results from a quantitative perspective (and the impact of the correcting entry on the 2004 results is also clearly immaterial since net income has increased year over year).

Qualitative Factors

Following is a discussion of the qualitative factors that SAB 99 indicates should be considered in assessing materiality (SEC guidance to consider is listed in italics).

  Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate.

The amount was not discovered until the subsequent fiscal year. It is an amount that is subject to precise measurement and as a result, was corrected in the 2004 results as soon as it was identified.

  Whether the misstatement masks a change in earnings or other trends

The amount does not change the general upward trend in annual earnings for the Company. The net income reported for 2003 was $95.3 million. After taking the adjustment into account, the net income would have been $93.3 million. This still represents a significant increase in net income over fiscal year 2002 reported net income of $86.8 million and consistent with a trend of earnings growth year over year. Fiscal 2004 continued the trend of earnings growth, even with the correcting entry included in the results, indicating no significant impact of this amount on either 2003 or 2004 trends. On a quarterly basis, the trend of earnings from the third to fourth quarter of 2004 was not impacted, while changing 2003 from an increase to essentially flat.

  Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise

The error was unintentional and not a result of an attempt to meet earnings expectations. Had the error been taken in isolation, the results would have been slightly below expectations, but not to a degree that would have caused any significant concern with analysts or investors.

  Whether the misstatement changes a loss into income or vice versa

As discussed previously, significant net income was reported with and without the error.

  Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability

This did not have any significant impact on the reported results of a segment that has been identified as playing a significant role in operations or profitability. Ultrafilter is part of the Industrial Products segment. Ultafilter was noted only to be accretive to earnings for the year, against an initial expectation of being neutral. Ultrafilter is still accretive after considering this error.

  Whether the misstatement affects the registrant’s compliance with regulatory requirements

There was no impact to regulatory requirements.

  Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements

There was no impact to loan or other compliance requirements.

  Whether the misstatement has the effect of increasing management’s compensation – for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation

There was a minor impact to the bonus to a few individuals, mostly in Europe, as a result of this error. However, there was no ill intent on their part as the error was primarily a result of the U.S. consolidation process. There was a similar reduction in incentive compensation when the adjustment was recorded in 2004. The dollar value of the bonuses was not significant.

  Whether the misstatement involves concealment of an unlawful transaction

There was no fraudulent activity. This was a result of an innocent mistake in preparing the consolidation process whereby the main part of the error related to an improper mapping and elimination.

  Among other factors, the demonstrated volatility of the price of a registrant’s securities in response to certain types of disclosures may provide guidance as to whether investors regard quantitatively small misstatements as material.

Our stock generally does not have significant volatility based upon any one particular earnings announcement. Generally, either exceeding the analysts’ estimates or missing them does not result in a volatile reaction to the price of our stock as our investors are more closely monitoring our long-term growth, which has continued past 2003 and is reflected in the 2004 and subsequent results.